NO ACT

CFIT

Act: 1933
Section:
Rule: 414
Public Availability: 6/30/2014

Received SEC

JUN 30 2014

Washington, DC 20549

P.E. 06/30/2014

June 30, 2014

14008002

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Oshkosh Corporation
Incoming letter dated June 30, 2014

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- Holdco may take into account Oshkosh's reporting history under the Exchange Act in determining its eligibility to use Form S-3. Oshkosh's reporting history under the Exchange Act may also be used in determining whether Holdco "meets the requirements for use of Form S-3" within the meaning of Form S-4 and "satisfies the registrant requirements for use of Form S-3" within the meaning of Form S-8.

- The Division will not object if Holdco, as successor to Oshkosh, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the Oshkosh Registration Statements, provided that Holdco adopts the Oshkosh Registration Statements by filing post-effective amendments pursuant to Rule 414 under the Securities Act.

- Oshkosh's Exchange Act reporting history may be taken into account when determining Holdco's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

- Average weekly reported trading volume in Oshkosh Common Stock during the time periods specified by Rule 144(e)(1) under the Securities Act may be taken into account in determining the limitations on the amount of securities that may be sold pursuant to Rule 144(e).

- The Merger will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and Holdco will be a "large accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- Holdco may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements of Section 4(a)(3) of the Securities Act.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Mark F. Vilardo
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

June 30, 2014

Mail Stop 4561

Patrick G. Quick
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5306

Re: Oshkosh Corporation

Dear Mr. Quick:

In regard to your letter of June 30, 2014, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

FOLEY
FOLEY & LARDNER LLP

ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE,
MILWAUKEE, WISCONSIN 53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER'S DIRECT LINE
414.297.5678
EMAIL pgquick@foley.com

CLIENT/MATTER NUMBER
061300-0108

June 30, 2014

<u>VIA ELECTRONIC SUBMISSION</u>

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Securities Act of 1933
Rules 144 and 414
Forms S-3, S-4 and S-8
Section 4(a)(3) and Rule 174

Securities Exchange Act of 1934
Section 12(b)
Rules 12b-2 and 12g-3(a)

Re: Oshkosh Corporation

Ladies and Gentlemen:

In general terms, our client, Oshkosh Corporation, a Wisconsin corporation, is considering reorganizing its operations to form a holding company structure. When we refer in this letter to the consolidated business and operations of Oshkosh Corporation, we use the term "the Company," and when we refer to Oshkosh Corporation as an individual entity, we use the term "Oshkosh." On behalf of the Company, we hereby request confirmation by the Securities and Exchange Commission Division of Corporation Finance (the "Division"), in the form of a no-action letter or interpretive opinion, with respect to certain interpretations under the Securities Act of 1933, as amended (the "1933 Act"), and the Securities Exchange Act of 1934, as amended (the "1934 Act"), incident to the Company's proposed reorganization upon the terms described in this letter. As discussed below, the Division has granted relief in several circumstances that are similar to the relief requested in this letter.

As described more fully below, the Company is considering reorganizing its operations as a means to allow the Company to operate its operating businesses through a holding company structure in which Oshkosh will become a wholly owned subsidiary of a new holding company ("Holdco"). The reorganization will provide the structure for the Company to create a framework that better reflects its individual operating businesses, allows for and can accommodate future growth from internal operations, acquisitions or joint ventures, broadens the alternatives available for future financing and generally provides for greater administrative and operational flexibility.

To effect the reorganization, Oshkosh proposes to enter into a Plan of Merger (the "Plan") with Holdco, which will initially be a wholly owned subsidiary of Oshkosh, and a limited liability company owned solely by Holdco ("MergerSub") pursuant to which Oshkosh will be merged with and into MergerSub with MergerSub surviving (the "Merger"). Immediately following the Merger, each person who owned stock of Oshkosh immediately prior to the Merger will own a corresponding amount of stock of Holdco. As a result of the Merger, Holdco will thereafter indirectly conduct the businesses that Oshkosh conducted immediately prior to the Merger. The

Company currently intends that, following the Merger, the name of Holdco will be "Oshkosh Corporation," and the name of MergerSub will be "Oshkosh Defense, LLC."

The Company intends to accomplish the Merger pursuant to Section 180.11045 of the Wisconsin Business Corporation Law (the "WBCL"), a copy of which we are including as Exhibit A to this letter. Section 180.11045 of the WBCL permits mergers of a parent company with an indirect wholly owned subsidiary such as the Merger. Mergers effected pursuant to Section 180.11045 of the WBCL do not require shareholder approval and do not give rise to shareholder appraisal or dissenters' rights. The Merger is not being effected in connection with any currently pending corporate transaction. Moreover, although Oshkosh's management and its Board of Directors have determined that a holding company structure will, among other things, give them flexibility to pursue various strategic alternatives in the future, we have been advised that there are no current plans to pursue any particular corporate transaction following the Merger.

Summary of Basis for Relief Requested

The Company would effect the Merger with the approval of Oshkosh's Board of Directors, but without a vote of Oshkosh's shareholders, pursuant to Section 180.11045 of the WBCL. Our positions set forth below are based on, and consistent with, previous determinations of the Division in respect of similar holding company reorganizations effected under Section 251(g) of the Delaware General Corporation Law ("DGCL"), which is substantially similar to Section 180.11045 of the WBCL. Specifically, both Section 251(g) of the DGCL and Section 180.11045 of the WBCL allow MergerSub to be organized as a limited liability company.

The Division has consistently noted the following requisite factors in approving transactions involving a reorganization pursuant to Section 251(g) of the DGCL: (a) shareholder approval of the reorganization is not required under Section 251(g) of the DGCL; (b) shareholder approval of the reorganization is not being sought; (c) under Section 262(b) of the DGCL, company shareholders will not be entitled to appraisal or dissenters' rights; (d) company shareholders will receive securities of the same class evidencing the same proportionate interests in the holding company as those they held in the company; (e) the business conducted by the company will not change as a result of the reorganization; (f) the board of directors and officers of the holding company will be identical to the board of directors and officers of the company immediately prior to the consummation of the reorganization; (g) the rights and interests of the holders of holding company capital stock will be substantially identical to those they had as holders of company capital stock immediately prior to the consummation of the reorganization; (h) the holding company will be formed for the sole purpose of effecting the reorganization; (i) immediately following the consummation of the reorganization, the consolidated assets and liabilities of the holding company will be substantially identical to the consolidated assets and liabilities of the company immediately prior to the consummation of the reorganization; (j) the capital stock of the holding company will be issued solely as part of a reorganization of the company into a holding company structure; (k) the company's common stock is registered under Section 12(b) of the 1934 Act; (l) the company is current in its reporting requirements under Section 13(a) of the 1934 Act; (m) on the effective date of the reorganization, the company will file a Form 8-K describing the reorganization; and (n) as soon as practicable after the reorganization becomes effective, the company will provide its shareholders with a description of the reorganization.

As discussed below, the Merger will possess all of the attributes listed above (albeit under Section 180.11045 of the WBCL rather than Section 251(g) of the DGCL). The Division has previously granted no-action relief to companies reorganizing into a holding company structure under circumstances similar to the Company, including reorganizations under state laws that, like Section 251(g) of the DGCL, do not require shareholder approval. *See, e.g.*, *Sirius XM Radio Inc.*, available September 30, 2013; *Glenworth Financial, Inc.*, available March 27, 2013; *MGP Ingredients, Inc.*, available October 5, 2011; *Interactive Intelligence, Inc.*, available April 28, 2011; *Dress Barn, Inc.*, available August 13, 2010; *Gulfmark Offshore, Inc.*, available January 11, 2010; *Tim Hortons, Inc.*, available January 11, 2010; *Willbros Group, Inc.*, available February 27, 2009; *Pediatrix Medical Group, Inc.*, available December 22, 2008; *Otter Tail Corporation*, available December 19, 2008; *Mentor Corporation*, available September 26, 2008; *Dollar Tree Stores, Inc.*, available February 20, 2008; *Roper Industries, Inc.*, available July 19, 2007; *InterDigital Communications Corporation*, available June 25, 2007; *Hecla Mining Company*, available October 31, 2006; *Matria Healthcare, Inc.*, available February 10, 2005; *Johnson Controls, Inc.*, available January 28, 2005; *Michael Foods, Inc.*, available May 30, 1997; and *Union Carbide Corporation*, available April 15, 1994. Further, the Division has previously granted no-action relief to companies reorganizing into a holding company structure where the surviving wholly owned subsidiary of the holding company is organized as a limited liability company. *See, e.g.*, *Roper Industries, Inc.*, supra; and *InterDigital Communications Corporation*, supra.

Background

The Company and Oshkosh

The Company, a publicly-held corporation listed on the New York Stock Exchange (the "NYSE"), currently conducts business in four operating segments: access equipment, defense, fire & emergency and commercial. The Company operates its businesses that comprise these segments primarily through Oshkosh's direct and indirect subsidiaries, but Oshkosh directly conducts certain operations – primarily those associated with the Company's defense business. The Company is a reporting company under the 1934 Act and is current in its filings under the 1934 Act.

Oshkosh has an authorized capitalization consisting of: (i) 300,000,000 shares of common stock, par value $0.01 per share ("Oshkosh Common Stock"), of which approximately 84,938,946 shares were issued and outstanding as of April 22, 2014, and (ii) 2,000,000 shares of preferred stock, $0.01 par value ("Oshkosh Preferred Stock"). Oshkosh Common Stock is registered under Section 12(b) of the 1934 Act, and Oshkosh is subject to the reporting requirements of Section 13(a) of the 1934 Act with respect to Oshkosh Common Stock. Oshkosh's Board of Directors has the authority, without further shareholder action, to divide Oshkosh Preferred Stock into series and to determine and fix the preferences, limitations and certain other rights of each series prior to issuance. As of the date of this letter, no Oshkosh Preferred Stock is outstanding.

In February 2010, Oshkosh issued $250 million of 8.5% unsecured senior notes due March 1, 2020 (the "2020 Original Notes") in a private placement. In April 2010, Oshkosh registered under the 1933 Act $250 million of a new series of 8.5% unsecured senior notes due March 1, 2020 (the "2020 Exchange Notes") to be issued in exchange for the 2020 Original Notes pursuant to an exchange offer (the "2010 Exchange Offer"). The 2020 Exchange Notes were registered on Form S-4 under the 1933 Act, Registration Statement No. 333-165792, filed with the Securities and Exchange Commission on March 30, 2010 and amended April 15, 2010. All of the 2020 Original Notes were tendered in the 2010 Exchange Offer and cancelled in exchange for 2020 Exchange Notes. Oshkosh has incurred a separate reporting obligation under Section 15(d) of the 1934 Act with respect to the 2020 Exchange Notes, but such obligation is automatically suspended due to the registration of the Oshkosh Common Stock under Section 12(b) of the 1934 Act. The terms of the 2020 Original Notes and the 2020 Exchange Notes are set forth in an indenture entered into by and among Oshkosh, a trustee and certain United States subsidiaries of Oshkosh that guarantee Oshkosh's obligations thereunder (the "2010 Indenture").

In February 2014, Oshkosh issued $250 million of 5.375% unsecured senior notes due March 1, 2022 (the "2022 Original Notes") in a private placement. On June 2, 2014, Oshkosh registered under the 1933 Act $250 million of a new series of 5.375% unsecured senior notes due March 1, 2022 (the "2022 Exchange Notes") to be issued in exchange for the 2022 Original Notes pursuant to an exchange offer (the "2014 Exchange Offer"). The 2022 Exchange Notes were registered on Form S-4 under the 1933 Act, Registration Statement No. 333-194537, filed with the Securities and Exchange Commission on March 13, 2014 and amended on April 9, 2014 and May 30, 2014. The 2014 Exchange Offer expired at 11:59 p.m. Eastern Daylight Savings Time on June 27, 2014. Accordingly, holders of 2022 Original Notes may no longer tender any 2022 Original Notes into the 2014 Exchange Offer. All 2022 Original Notes tendered in the 2014 Exchange Offer were or, upon receipt of 2022 Original Notes pursuant to guaranteed delivery, will be cancelled in exchange for 2022 Exchange Notes. Oshkosh has incurred a separate reporting obligation under Section 15(d) of the 1934 Act with respect to the 2022 Exchange Notes, but such obligation is automatically suspended due to the registration of the Oshkosh Common Stock under Section 12(b) of the 1934 Act. The terms of the 2022 Original Notes and the 2022 Exchange Notes are set forth in an indenture entered into by and among Oshkosh, a trustee and certain United States subsidiaries of Oshkosh that guarantee Oshkosh's obligations thereunder (the "2014 Indenture").

In connection with the Asset Transfer (as defined below) and the Merger, the terms of the 2010 Indenture and the 2014 Indenture each require Holdco and Oshkosh to enter into a supplemental indenture for such indenture (together, the "Supplemental Indentures"). The Supplemental Indentures will provide that, simultaneously with the Asset Transfer, Holdco will assume all of the liabilities and obligations of Oshkosh under the 2010 Indenture and the 2014 Indenture and Oshkosh will be released from those liabilities and obligations. Simultaneously with the Merger, pursuant to the terms of the 2010 Indenture and the 2014 Indenture (and by means of the Supplemental Indentures), MergerSub will become a guarantor of all of the liabilities and obligations under the 2010 Indenture and the 2014 Indenture. As a result, following completion of the Asset Transfer and the Merger, Holdco will be the successor issuer of and primary obligor under the 2020 Exchange Notes and the 2022 Exchange Notes and MergerSub will be a guarantor of the 2020 Exchange Notes and the 2022 Exchange Notes. The execution of the Supplemental Indentures and the transactions contemplated thereby are not subject to the approval or consent of holders of the 2020 Exchange Notes or the 2022 Exchange Notes.

Oshkosh has outstanding the following effective registration statements: (a) Registration Statement Nos. 333-181578, 333-114939 and 333-101596 on Form S-8 (collectively, the "S-8 Registration Statements"); and (b) Registration Statement No. 333-185054 on Form S-3 (the "S-3 Registration Statement" and, together with the S-8 Registration Statements, the "Oshkosh Registration Statements"). As discussed below, in connection with the Merger, Holdco will file an amendment to each of the Oshkosh Registration Statements expressly adopting such registration statements as its own, and none of the Oshkosh Registration Statements will be terminated in connection with the Merger.

Oshkosh has entered into a senior secured credit agreement with various lenders (as amended and restated, the "Credit Agreement"). The Credit Agreement provides for (a) a revolving credit facility that matures in March 2019 with an initial maximum aggregate amount of availability of $600 million and (b) a $400 million term loan facility due in quarterly principal installments of $5 million commencing September 30, 2014 with a balloon payment of $310 million due at maturity in March 2019. Oshkosh's obligations under the Credit Agreement are guaranteed by certain subsidiaries of Oshkosh. Simultaneously with the Merger, as is required by the Credit Agreement, Holdco will assume all of the liabilities and obligations of Oshkosh under the Credit Agreement and Oshkosh will guarantee all of those liabilities and obligations.

Oshkosh owes net intercompany payables in excess of $2.5 billion to its United States and foreign subsidiaries (the "Intercompany Payables"). The vast majority of the Intercompany Payables are related to certain general administrative functions and corporate oversight activities (the "Oshkosh Corporate Functions") that Oshkosh performs for the Company. Oshkosh, in connection with the performance of the Oshkosh Corporate Functions, from time to time enters into contractual arrangements for the benefit of its subsidiaries (*e.g.*, a blanket, organization-wide purchasing contract to realize volume discounts) (the "Contractual Obligations").

Holdco

Prior to the Merger, Oshkosh will form Holdco, a wholly owned subsidiary of Oshkosh, and Holdco in turn will form MergerSub, a limited liability company owned solely by Holdco, in each case, solely for the purpose of effecting the reorganization of the Company into a holding company structure. Unlike Holdco, which will be organized as a corporation, MergerSub will be organized as a limited liability company primarily for tax reasons. In general, for United States federal income tax purposes, as well as under the income tax laws of most state and local jurisdictions, a single member limited liability company is disregarded as a separate entity. This means that the limited liability company's assets are treated for tax purposes as if such assets were owned directly by the company's sole member. In this case, MergerSub will be disregarded for income tax purposes, and Holdco (as the sole member of MergerSub) will be treated as if it directly owned MergerSub's assets. The ability to disregard MergerSub facilitates transactions that would not be as tax-efficient if MergerSub were to be organized as a corporation. For example, because Holdco will be treated as owning directly all of MergerSub's assets, transfers of property between Holdco and MergerSub will have no income tax consequences. By contrast, transfers of assets between a parent corporation and its subsidiary corporation do have income tax consequences, which can be unfavorable depending on the circumstances.

Holdco will, as of the effective time of the Merger (the "Effective Time"), have an authorized capitalization that is identical to the authorized capitalization of Oshkosh as of the Effective Time. Based upon current circumstances, that capitalization would be as follows:

- The Articles of Incorporation of Holdco will provide for an authorized capitalization consisting of: (i) 300,000,000 shares of common stock, par value $0.01 per share ("Holdco Common Stock"), and (ii) 2,000,000 shares of preferred stock, $0.01 par value. Holdco will issue Holdco Common Stock solely for purposes of effecting the reorganization of the Company into a holding company structure, and when issued, Holdco Common Stock will have rights and preferences identical to Oshkosh Common Stock.

- Holdco's Board of Directors will have the authority, without further shareholder action, to divide the preferred stock into series and to determine and fix the preferences, limitations and certain other rights of each series prior to issuance.

Immediately following the Effective Time, Holdco will have an identical number of outstanding shares of common and preferred stock as Oshkosh immediately prior to the Effective Time and Articles of Incorporation and By-Laws that are identical in substance to those of Oshkosh immediately prior to the Effective Time, except with respect to the companies' names and other technical, non-substantive matters. In addition, immediately following the Effective Time, Holdco will have an identical board of directors and executive officers and consolidated assets and liabilities identical to those of Oshkosh immediately prior to the Effective Time.

Stock Plans

Oshkosh currently maintains the Oshkosh Corporation Employee Stock Purchase Plan, the Oshkosh Corporation 2004 Incentive Stock and Awards Plan and the Oshkosh Corporation 2009 Incentive Stock and Awards Plan, as amended and restated (each a "Stock Plan" and collectively the "Stock Plans"), that involve the issuance of Oshkosh Common Stock. Oshkosh maintains effective registration statements on Form S-8 with respect to each Stock Plan, specifically, Registration Statement No. 333-101596 with respect to the Oshkosh Corporation Employee Stock Purchase Plan; Registration Statement No. 333-114939 with respect to the Oshkosh Corporation 2004 Incentive Stock and Awards Plan; and Registration Statement No. 333-181578 with respect to the Oshkosh Corporation 2009 Incentive Stock and Awards Plan, as amended and restated. From and after the Effective Time, Holdco will assume all of Oshkosh's obligations under the Stock Plans, and Holdco will issue shares of Holdco Common Stock in lieu of shares of Oshkosh Common Stock under the Stock Plans. Pursuant to the Plan, each outstanding option or other right to acquire Oshkosh Common Stock granted pursuant to the Stock Plans that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, represent the right to acquire the same number of shares of Holdco Common Stock on the same terms. Holdco and Oshkosh will execute and deliver such documents, and make such amendments to the Stock Plans, as are necessary or appropriate to effect the assumption of the Stock Plans by Holdco. However, the amendments will not alter the benefits accruing to participants under the Stock Plans, the number of securities to be issued under the Stock Plans or the requirements for eligibility under the Stock Plans.

The Merger

In preparation for the Merger, Oshkosh will form Holdco, a wholly owned subsidiary, and Holdco in turn will form MergerSub, a limited liability company owned solely by Holdco. Prior to the Merger, MergerSub will not have any liabilities, conduct any business or have any assets, other than minimal amounts of cash and cash equivalents representing its initial capitalization. Prior to and in contemplation of the Merger, Oshkosh will transfer to Holdco (the "Asset Transfer") certain assets and liabilities associated with the Oshkosh Corporate Functions, the Intercompany Payables, certain Contractual Obligations, the stock of Oshkosh's United States subsidiaries that Oshkosh owns directly, membership interests in certain single-member United States limited liability companies that Oshkosh owns directly, a partnership interest in a foreign partnership that Oshkosh owns directly and the stock of Oshkosh's foreign subsidiaries that Oshkosh owns directly (the "Transferred Assets"). However, Holdco will not conduct business on behalf of the Company until following the Effective Time.

The primary reason for the Asset Transfer is to segregate the operating assets and liabilities of the Company's defense business from the assets and liabilities of the Oshkosh Corporate Functions. In addition, the Company wishes to achieve the following additional business objectives as a result of the Asset Transfer: (a) separating the Transferred Assets from the Company's defense business will align the legal organization of the Company's defense business with the Company's other three business segments and provide better consistency for the management of the Company as a whole; (b) Holdco's performance of the Oshkosh Corporate Functions will facilitate more efficient management of the common administrative functions of the Company's four business segments; and (c) the Asset Transfer will result in a more appropriate alignment of the Company's lines of authority from a legal entity perspective with those from an operational perspective. Consistent with these business objectives, it is the Company's intent that the Transferred Assets reside at Holdco, and the Company has no current intention to transfer the Transferred Assets out of Holdco following the Merger.

To effect the Merger, Oshkosh will enter into the Plan with Holdco and MergerSub pursuant to which Oshkosh will be merged with and into MergerSub. Oshkosh, Holdco and MergerSub will accomplish the Merger pursuant to Section 180.11045 of the WBCL. Mergers effected pursuant to Section 180.11045 of the WBCL do not require shareholder approval and do not give rise to shareholder appraisal or dissenters' rights.

At the Effective Time, Oshkosh will be merged with and into MergerSub, with MergerSub as the surviving company. This will result in the termination of Oshkosh's corporate existence and in MergerSub becoming a direct, wholly owned subsidiary of Holdco. Also as of the Effective Time, the stock of Holdco that Oshkosh owned will be surrendered to Holdco. By virtue of the Merger:

- immediately following the Effective Time, each person that owned Oshkosh Common Stock immediately prior to the Effective Time will own a corresponding number of shares and percentage of the corresponding outstanding Holdco Common Stock;

- immediately following the Effective Time, Holdco and its subsidiaries will continue to conduct the business and operations that Oshkosh and its subsidiaries conducted immediately before the Effective Time;

- the consolidated assets and liabilities of Holdco and its subsidiaries immediately following the Effective Time will be identical to the consolidated assets and liabilities of Oshkosh and its subsidiaries immediately prior to the Effective Time; and

- the name of Holdco will be "Oshkosh Corporation," and the name of MergerSub will be "Oshkosh Defense, LLC."

In addition, on November 28, 2011, the Company obtained a Letter Ruling from the Internal Revenue Service confirming that the shareholders of Oshkosh will not, as a direct result of the Merger, recognize gain or loss for United States federal income tax purposes.

In connection with the Merger and the Asset Transfer, Holdco will restructure its subsidiaries so that its corporate structure better reflects its four operating segments. Specifically, Holdco and its subsidiaries will restructure their assets and operations so that: (i) Holdco will serve as a holding company; (ii) Oshkosh Defense, LLC will, directly and through subsidiaries, operate the Company's defense business; (iii) a second subsidiary of Holdco will, directly and through subsidiaries, operate the Company's access equipment business; (iv) a third subsidiary of Holdco will, directly and through subsidiaries, operate the Company's fire & emergency business; and (v) a fourth subsidiary of Holdco will, directly and through subsidiaries, operate the Company's commercial business. This restructuring will not affect the Company's assets and liabilities or the business or operations that the Company conducts.

At the Effective Time, Holdco Common Stock will be listed for trading on the NYSE, and Oshkosh Common Stock will be withdrawn from listing and will no longer be registered pursuant to Section 12(b) of the 1934 Act.

Promptly following the Effective Time, Holdco will timely file a Current Report on Form 8-K regarding the parties' entry into the Plan and describing the Merger. Additionally, after the Effective Time, Holdco may issue a news release describing the Merger.

Based on the form and structure of the transactions described above, it is our opinion that the Merger does not require registration under the 1933 Act.

Requested Advice

On behalf of the Company, we seek your concurrence in the form of a no-action letter and/or interpretive opinion with respect to the following, each of which is discussed more fully in the Discussion and Analysis section of this letter:

1. Forms S-3, S-4 and S-8.

Following the Effective Time, Holdco may, as the successor registrant to Oshkosh, take into account the reporting history of Oshkosh in determining whether (a) Holdco meets the eligibility requirements for use of Form S-3, (b) Holdco "meets the requirements for use of Form S-3," as such phrase is used in the General Instructions to Form S-4 under the 1933 Act, and (c) Holdco "satisfies the registrant requirements for use of Form S-3," as such phrase is used in the General Instructions to Form S-8 under the 1933 Act.

2. Rule 414.

Following the Effective Time, Holdco will constitute a "successor issuer" of Oshkosh for purposes of Rule 414 promulgated under the 1933 Act and may file post-effective amendments to Oshkosh's registration statements on Forms S-3 and S-8 as contemplated by Rule 414.

3. Rule 144.

Oshkosh's prior reporting history and the average weekly trading volume in Oshkosh Common Stock may be taken into account in determining whether Holdco complies with the current public information requirements of Rule 144(c)(1) under the 1933 Act and the volume limitations of Rule 144(e) under the 1933 Act.

4. Rules 12g-3 and 12b-2.

The Merger constitutes a "succession" for purposes of Rule 12g-3(a) of the 1934 Act, and upon consummation of the Merger, Holdco Common Stock will be deemed to be registered under Section 12(b) of the 1934 Act in accordance with Rule 12g-3(e).

Further, Oshkosh's status as a large accelerated filer under Rule 12b-2 of the 1934 Act and its history of filing annual reports pursuant to Section 13(a) or 15(d) under the 1934 Act will be carried over to Holdco as the successor registrant to Oshkosh, making Holdco a large accelerated filer for purposes of Rule 12b-2 of the 1934 Act to the extent that Oshkosh is a large accelerated filer immediately before the Merger.

5. Section 4(a)(3) and Rule 174.

Holdco may be treated as an issuer subject to the reporting requirements of the 1934 Act for purposes of the 1933 Act Rule 174(b) exemption from the prospectus delivery requirements of the 1933 Act Section 4(a)(3).

Discussion and Analysis

1. Forms S-3, S-4 and S-8.

General Instruction I.A.7(a) to Form S-3 under the 1933 Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instructions I.A.1, 2, 3 and 5 to Form S-3 if: (a)(i) its predecessor and it, taken together, meet such conditions, (ii) the succession was primarily for the purpose of forming a holding company and (iii) the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor; or (b) if all predecessors met the conditions at the time of succession and the registrant has continued to do so since the succession. Consistent with General Instruction I.A.7(a) to Form S-3, the succession of Holdco to the business, assets and liabilities of Oshkosh pursuant to the Merger will be solely for the purpose of forming a holding company, and the consolidated assets and liabilities of Holdco immediately following the Effective Time will be identical to the consolidated assets and liabilities of Oshkosh immediately prior thereto. Immediately following the Effective Time, Holdco will represent the same consolidated financial position and total enterprise value as Oshkosh immediately prior to the Effective Time. Additionally, following the Effective Time, on a consolidated basis, Holdco will hold the same assets and liabilities and will conduct the same business and operations as Oshkosh held and conducted prior to the Effective Time. Following the Effective Time, the executive management of Holdco will be the same as the executive management of Oshkosh immediately prior to the Effective Time. In light of the absence of any economic or substantive consequences, it is our opinion that, following the Effective Time, Holdco should be deemed to be a successor registrant and should be able to include Oshkosh's reporting history prior to the Effective Time in determining whether Holdco is eligible to use Form S-3 and "meets the requirements for use of Form S-3," as such phrase is used in the General Instructions to Form S-4. Our opinion is consistent with the previous determinations of the Division in *Sirius XM Radio Inc.*, supra; *Glenworth Financial, Inc.*, supra; *MGP Ingredients, Inc.*, supra; *Interactive Intelligence, Inc.*, supra; *Dress Barn, Inc.*, supra; *Pediatrix Medical Group, Inc.*, supra; *Dollar Tree Stores, Inc.*, supra; *Roper Industries, Inc.*, supra; *Hecla Mining Company*, supra; and *Johnson Controls, Inc.*, supra.

Similarly, the General Instructions to Form S-8 require as a condition to the use of Form S-8 that, among other things, the registrant be subject to the reporting requirements of Section 13 or 15(d) of the 1934 Act and that all reporting requirements for the prior 12 months (or for such shorter time as the registrant shall have been subject to such requirements) shall have been met. Oshkosh currently satisfies this requirement, and Holdco will be subject to the reporting requirements of Section 13 of the 1934 Act following the Merger. Therefore, the purpose of the General Instructions of ensuring adequate information regarding the registrant and the securities that are registered will be satisfied. For these reasons, it is our opinion that, following the Effective Time, (a) Holdco should be deemed to be a successor registrant and should be able to include Oshkosh's reporting history prior to the Effective Time in determining whether Holdco, as successor to Oshkosh, "satisfies the registrant requirements for use of Form S-3," as such phrase is used in the General Instructions to Form S-8, and, as a result, (b) Holdco should be eligible to use Form S-8 immediately following the Effective Time. Our opinion is consistent with the previous determinations of the Division in *Sirius XM Radio Inc.*, supra; *Glenworth Financial, Inc.*, supra; *MGP Ingredients, Inc.*, supra; *Interactive Intelligence, Inc.*, supra; *Dress Barn, Inc.*, supra; *Pediatrix*

Medical Group, Inc., supra; *Dollar Tree Stores, Inc.*, supra; *Roper Industries, Inc.*, supra; *Hecla Mining Company*, supra; and *Johnson Controls, Inc.*, supra.

2. Rule 414.

Rule 414 under the 1933 Act provides that if, under certain circumstances, an issuer succeeds another issuer for the purpose of changing its form of organization, then the registration statement of the predecessor will be deemed to be the registration statement of the successor for the purpose of continuing the offering covered by such registration statement.

With three exceptions, the Merger will satisfy the conditions enumerated in Rule 414. The first exception is Rule 414(a), which requires that, immediately prior to the succession, the successor issuer have no assets or liabilities, other than nominal assets or liabilities. As a result of the Asset Transfer, Holdco will have more than nominal assets and liabilities at the time of the succession, but such assets and liabilities will only be those assets and liabilities necessary and appropriate for the Company to accomplish the important business objectives set forth above, and consistent with such business objectives, the Company has no current intention to transfer such assets and liabilities out of Holdco following the Merger. It is therefore our opinion that such technical noncompliance with Rule 414(a) is not material and should not affect the Company's ability to rely on Rule 414. Our opinion is consistent with the previous determinations of the Division in circumstances where a reorganization did not literally fall within the scope of Rule 414 due to a failure to satisfy the condition set forth in Rule 414(a). See *Starburst II, Inc. and Sprint Nextel Corporation*, available July 3, 2013; *Tower Group, Inc.*, available December 7, 2012; *Pentair, Inc.*, available September 20, 2012; *Otter Tail Corporation*, supra; *InterDigital Communications Corporation*, supra; *American Eagle Outfitters, Inc.*, available March 29, 1999; *Electronic Data Systems Holding Corporation*, available April 29, 1996; *Michael Foods, Inc.*, supra; and *Union Carbide Corporation*, supra.

In *Michael Foods*, Michael Foods, Inc. ("Michael Foods") proposed to merge with a wholly owned subsidiary of North Star Universal, Inc. ("NSU"), resulting in Michael Foods becoming a wholly owned subsidiary of NSU, which would then change its name to Michael Foods, Inc. ("New Michael"). Prior to the merger, NSU proposed to transfer all of its assets and liabilities other than certain indebtedness of approximately $28 million, approximately $7 million in cash, and the common stock of Michael Foods held by NSU to another wholly owned subsidiary of NSU, ENStar, Inc. ("ENStar"). Accordingly, at the time of the merger, NSU would have no operations or operating assets. In addition, the ENStar stock would be distributed to the shareholders of NSU as of a record date just prior to the effectiveness of the merger (the "Spin-off"). Following the merger and the Spin-off, (i) New Michael's assets and liabilities would consist of the stock of Michael Foods, cash and the retained indebtedness, (ii) ENStar would no longer be a wholly owned subsidiary of New Michael and would instead be owned by the former shareholders of NSU, and (iii) the Michael Foods shareholders would obtain stock in New Michael. Because New Michael would not have spun off all of its assets and liabilities (due to its retention of the indebtedness, cash and stock referenced above), the reorganization did not meet the technical requirements of Rule 414(a). Noting that the apparent purpose of Rule 414 is to ensure that reorganizations falling within its scope are in substance a change in organizational structure, Michael Foods pointed out that not all changes in organizational structure occur in a manner as straightforward as Rule 414(a) contemplates and that, given the different methods in existence for effectuating a change in organizational structure, the objective standard that there be nominal assets or liabilities of the successor cannot literally apply to every situation. Stating that the assets and liabilities of NSU immediately prior to the merger were only those necessary to complete the transaction, Michael Foods argued that its own proposed reorganization met the spirit of Rule 414 as a change in organizational structure and that the retention of minimal debt and stock of the acquired company did not violate the policy underlying Rule 414. Under those facts, the Division raised no objection to New Michael filing post-effective amendments to the Form S-8 registration statements of Michael Foods.

Further, in *Otter Tail Corporation*, Otter Tail Corporation ("Otter Tail") proposed to merge with its indirect wholly owned subsidiary as part of a holding company reorganization. The merger was to result in no change in the operations, business or management of Otter Tail, or in its consolidated assets, liabilities or shareholders' equity. Prior to the merger, Otter Tail proposed that it transfer certain assets to the newly-created holding company to avoid violating certain covenants in its material agreements that would be violated if the transfer of the assets were effected after the merger. Otter Tail also noted that the transfer was desirable to isolate certain operating assets from its non-operating assets to allow the surviving entity to act as a holding company and create a structure that was favorable for regulators approving the reorganization. Otter Tail argued that the spirit of Rule 414 is to ensure that a succession effected through merger is in substance a change in organizational structure and that, notwithstanding that its proposed merger did not meet the technical requirements of Rule 414(a), its proposed merger would comply with the spirit of Rule 414 because the merger was being effected solely as part of a reorganization and that all assets transferred to the holding company prior to the merger were transferred for the purpose of allowing the company to complete the reorganization. Under those facts, the Division raised no objection to the holding company filing post-effective amendments to the Form S-3 and Form S-8 registration statements of Otter Tail.

As discussed above, the Company currently contemplates that, prior to the Merger, Oshkosh and Holdco will complete the Asset Transfer. Similar to *Michael Foods* and *Otter Tail Corporation*, the Asset Transfer is necessary for the Company to realize the important business objectives described above that it seeks to realize as a result of the Merger. We believe that the Asset Transfer, though not in technical compliance with Rule 414(a), should not affect the Company's ability to rely on Rule 414 because, similar to the reorganizations in *Michael Foods* and *Otter Tail Corporation*, the Merger meets the spirit of Rule 414 as its sole purpose is to provide a means to effect a change in the organizational structure of the Company. Certainly, if the Asset Transfer were to occur immediately following the Merger, rather than prior to the Merger, the Merger would meet the requirements of Rule 414(a). Given the apparent purpose of Rule 414(a) to ensure that a succession effected by merger is in substance a change in organizational structure, we do not believe the Merger should be treated differently than other corporate reorganizations that have been deemed to fall within Rule 414, including those in *Michael Foods* and *Otter Tail Corporation*.

The second exception is Rule 414(b), which requires the successor issuer to acquire all of the assets and assume all of the liabilities and obligations of the predecessor issuer. As noted above, Holdco will not *directly* acquire all of the assets and assume all of the liabilities and obligations of Oshkosh, except that Holdco will assume Oshkosh's obligations under the Stock Plans (because they involve the issuance of equity securities). However, all such assets and liabilities will remain with the Company following the Merger. As a result, consistent with the spirit of Rule 414, Holdco will *indirectly* acquire all such assets and will assume all such liabilities and obligations as a result of its ownership of all of the capital stock of Oshkosh, and the consolidated assets and liabilities of Holdco immediately following the Effective Time will be identical to the consolidated assets and liabilities of Oshkosh immediately prior to the Effective Time. We believe satisfaction of the spirit, if not the technical requirements, should suffice for purposes of satisfying Rule 414(b). Our opinion is consistent with the previous determinations of the Division in *Sirius XM Radio Inc.*, supra; *Starburst II, Inc. and Sprint Nextel Corporation*, supra; *Tower Group, Inc.*, supra; *Pentair, Inc.*, supra; *MGP Ingredients, Inc.*, supra; *Otter Tail Corporation*, supra; *Pediatrix Medical Group, Inc.*, supra; *Dollar Tree Stores, Inc.*, supra; *Energy West, Incorporated*, supra; *Johnson Controls, Inc.*, supra; and *InterDigital Communication Corporation*, supra.

The third exception is Rule 414(c), which requires shareholder approval of the Merger following the solicitation of proxies pursuant to Section 14(a) of the 1934 Act or the furnishing of information pursuant to Section 14(c) of the 1934 Act. As noted above, because shareholder approval of the Merger is not required pursuant to Section 180.11045 of the WBCL, Oshkosh does not intend to seek such approval and therefore will not need to solicit proxies or provide such information, although Holdco will timely file a Current Report on Form 8-K describing the Merger promptly following the Effective Time. We believe the failure to meet the technical requirements of Rule 414(c) is not material and should not affect the application of Rule 414 because, in substance, the effect of a holding company reorganization is similar to a change in form of organization pursuant to successions that meet the requirements of Rule 414(c). Our opinion is consistent with the previous determinations of the Division in *Sirius XM Radio Inc.*, supra; *MGP Ingredients, Inc.*, supra; *Otter Tail Corporation*, supra; *Pediatrix Medical Group, Inc.*, supra; *Dollar Tree Stores, Inc.*, supra; *Energy West, Incorporated*, supra; *Johnson Controls, Inc.*, supra; and *InterDigital Communication Corporation*, supra.

Again, subject to these exceptions and the reasons we believe such exceptions should not affect the applicability of Rule 414, Holdco will comply with the conditions of Rule 414, including the amendment of the Oshkosh Registration Statements pursuant to Rule 414(d) (which states that the successor issuer will file an amendment to the registration statements of the predecessor issuer expressly adopting such statements as its own registration statements and setting forth any additional information necessary to reflect any material changes made in connection with, or resulting from, the succession, or necessary to keep the registration statements from being misleading in any material respect).

For these reasons, it is our opinion that the Oshkosh Registration Statements should be deemed to be the corresponding registration statements of Holdco as the successor issuer for the purpose of continuing the offerings contemplated thereby as provided in Rule 414 promulgated under the 1933 Act and that Holdco may file post-effective amendments to Oshkosh's registration statements on Forms S-3 and S-8, as contemplated by Rule 414. Our opinion is consistent with the previous determinations of the Division in *Sirius XM Radio Inc.*, supra; *Starburst II, Inc. and Sprint Nextel Corporation*, supra; *Tower Group, Inc.*, supra; *Pentair, Inc.*, supra; *MGP Ingredients, Inc.*, supra; *Otter Tail Corporation*, supra; *Pediatrix Medical Group, Inc.*, supra; *Dollar Tree Stores, Inc.*, supra; *Energy West, Incorporated*, supra; *Johnson Controls, Inc.*, supra; *InterDigital Communication Corporation*, supra; *Michael Foods, Inc.*, supra; and *Union Carbide Corporation*, supra.

3. **Rule 144.**

We recognize that affiliates of Holdco who desire to sell Holdco Common Stock, absent registration under the 1933 Act, must sell those shares pursuant to Rule 144 under the 1933 Act or some other applicable exemption. Rule 144(c) under the 1933 Act requires that, for sales of securities to be made in reliance on the "safe harbor" provided by Rule 144, there must be made available "adequate current public information" with respect to the issuer for purposes of such rule. Pursuant to Rule 144(c)(1), this requirement will be deemed to be satisfied where the issuer (i) has securities registered pursuant to Section 12 of the 1934 Act, (ii) has been subject to the reporting requirements of Section 13 or 15(d) of the 1934 Act for a period of at least 90 days immediately preceding the sale of the securities, (iii) has filed all of the reports required to be filed by it under Section 13 of the 1934 Act for the 12 months preceding such sale (or for such shorter period that it was required to file such reports) and (iv) has submitted electronically and posted on its corporate website every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the 12 months preceding such sale (or for such shorter period that the issuer was required to submit and post such files).

The purpose of Rule 144(c)(1), like the reporting requirements for Form S-3, is to ensure that adequate, detailed information about the issuer and its securities is available for public inspection. Although a literal application of Rule 144(c)(1) would prevent affiliates of Holdco from utilizing Rule 144 during the first 90 days after the Effective Time, we are of the opinion that the prior activities of Oshkosh may be taken into account for purposes of determining whether Holdco satisfies the Rule 144(c)(1) eligibility requirements. In this instance, the information to be furnished to the public concerning Holdco would be adequate and current. Oshkosh has been a reporting company under the 1934 Act for many years. Oshkosh has timely filed or will timely file all reports required by the 1934 Act prior to the Effective Time, and a Current Report on Form 8-K will be filed with respect to the Company's completion of the Merger. Similarly, Holdco will be subject to the reporting requirements of Section 13 of the 1934 Act following the Effective Time. Holdco will have the same consolidated assets, liabilities, businesses, management and operations as Oshkosh had prior to the Effective Time. Therefore, we conclude that strict compliance with the 90-day waiting period is not necessary to effectuate the purpose of that rule in light of the comprehensive disclosures in prior 1934 Act reports made by Oshkosh and the continuing reporting that will be made by Holdco.

Based on the foregoing, we are of the opinion that, for purposes of Rule 144, Holdco may include the reporting history and status of Oshkosh prior to the Effective Time for the purposes of determining whether Holdco has complied with the public information requirements of Rule 144(c)(1), and thus, Holdco should be deemed to have complied with the public information requirements of Rule 144(c)(1) immediately following the Effective Time if Oshkosh has complied with the requirements of the rule until the Effective Time. Our opinion is consistent with the previous determinations of the Division in *Sirius XM Radio Inc.*, supra; *Glenworth Financial, Inc.*, supra; *MGP Ingredients, Inc.*, supra; *Interactive Intelligence Inc.*, supra; *Dress Barn, Inc.*, supra; *Pediatrix Medical Group, Inc.*, supra; *Mentor Corporation*, supra; *Otter Tail Corporation*, supra; and *Dollar Tree Stores, Inc.*, supra.

In addition, because the number of shares of Holdco Common Stock outstanding immediately following the Effective Time will be the same as the number of shares of Oshkosh Common Stock immediately prior to the Effective Time, and because Holdco Common Stock will represent an investment that is substantially identical to an investment in Oshkosh Common Stock, and for the reasons discussed above, it is our opinion that, for purposes of Rule 144, the most recent report or statement published by Oshkosh prior to the Effective Time and the average weekly reported volume of trading in Oshkosh Common Stock during the time periods specified by Rule 144(e)(1) occurring immediately prior to the Effective Time may be taken into account by holders of Holdco Common Stock in determining the applicable limitation on the amount of Holdco Common Stock that may be sold in compliance with Rule 144(e)(l). Our opinion is consistent with the previous determinations of the Division in *Sirius XM Radio Inc.*, supra; *Glenworth Financial, Inc.*, supra; *MGP Ingredients, Inc.*, supra; *Interactive Intelligence Inc.*, supra; *Dress Barn, Inc.*, supra; *Pediatrix Medical Group, Inc.*, supra; *Mentor Corporation*, supra; *Otter Tail Corporation*, supra; and *Dollar Tree Stores, Inc.*, supra.

4. Rules 12g-3 and 12b-2.

Rule 12g-3(a) under the 1934 Act provides that where, in connection with a succession by merger, securities of an issuer that are not already registered under Section 12 of the 1934 Act (such as Holdco Common Stock) are issued to holders of any class of securities of another issuer that are already registered under Section 12(b) or 12(g) of the 1934 Act (such as Oshkosh Common Stock), the unregistered securities shall be deemed to be registered under the same paragraph of Section 12(b) or 12(g) of the 1934 Act, subject to certain enumerated exceptions (none of which are applicable to Holdco or the Merger). In such a case, Rule 12g-3(f) requires the issuer of the stock deemed registered under Rule 12g-3(a) to indicate in the Current Report on Form 8-K filed in connection with the succession the paragraph of Section 12 under which the class of securities of the successor issuer is deemed issued. Holdco will file such Form 8-K promptly following the Effective Time. In addition, a Form 25 will be filed to delist Oshkosh Common Stock from trading on the NYSE and to terminate the registration of Oshkosh Common Stock under Section 12(b) of the 1934 Act, and a Form 15 will be filed to terminate the registration of Oshkosh Common Stock under Section 12(g) of the 1934 Act. We are of the opinion that the Merger constitutes a "succession" for purposes of Rule 12g-3(a) under the 1934 Act and that, therefore, Holdco Common Stock, upon issuance, will be deemed registered under Section 12(b) of the 1934 Act.

A "succession" is defined in Rule 12b-2 under the 1934 Act as the "direct" acquisition of the assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer. While Holdco's acquisition of the assets of Oshkosh by way of the Merger will not be direct, the consolidated assets and liabilities of Holdco immediately following the Effective Time will be the same as those of Oshkosh immediately prior to the Effective Time. Similarly, the shareholders of Oshkosh immediately prior to the Effective Time will be the shareholders of Holdco immediately following the Effective Time. We are of the opinion that the definition of succession and the Division's interpretation thereof is broad enough to permit reliance on Rule 12g-3(a) in connection with the Merger. Our opinion is consistent with the previous determinations of the Division in *Sirius XM Radio Inc.*, supra; *MGP Ingredients, Inc.*, supra; *Interactive Intelligence Inc.*, supra; *Dress Barn, Inc.*, supra; *Willbros Group, Inc.*, supra; *Pediatrix Medical Group, Inc.*, supra; *Otter Tail Corporation*; supra; *Mentor Corporation*, supra; *Dollar Tree Stores, Inc.*, supra; and *InterDigital Communications Corporation*, supra.

Additionally, in SEC Release 34-38850, dated July 18, 1997 (the "1997 Release"), the Commission specifically stated that it was amending Rule 12g-3 to include transactions such as the succession of a non-reporting issuer to more than one reporting issuer, either through consolidation into a new entity or a holding company formation. Although Holdco will succeed to only one reporting issuer (Oshkosh) as a part of the Merger, and thus the Merger does not fall squarely within the scope of Rule 12g-3(c), which rule contemplates the succession of a non-reporting issuer to more than one reporting issuer, we believe the specific acknowledgement by the Commission in the 1997 Release that a succession can indeed occur through a holding company formation provides additional guidance on which to base our opinion that the Merger constitutes a succession for purposes of Rule 12g-3.

Further, based on our opinion that Holdco is succeeding to Oshkosh under Section 12(b) of the 1934 Act, we are of the opinion that Oshkosh's status as a large accelerated filer under Rule 12b-2 of the 1934 Act and its history of filing annual reports pursuant to Section 13(a) or 15(d) under the 1934 Act will be carried over to Holdco, making Holdco a large accelerated filer for purposes of Rule 12b-2 of the 1934 Act. Our opinion is consistent with the previous determinations of the Division in *Sirius XM Radio Inc.*, supra; *MGP Ingredients, Inc.*, supra; *Interactive Intelligence, Inc.*, supra; *Dress Barn, Inc.*, supra; *Willbros Group, Inc.*, supra; *Pediatrix Medical Group, Inc.*, supra; *Otter Tail Corporation*, supra; *Mentor Corporation*, supra; *Dollar Tree Stores, Inc.*, supra; and *InterDigital Communications Corporation*, supra.

5. Section 4(a)(3) Prospectus Delivery Requirements and Rule 174(b).

Under Rule 174(b), a dealer need not deliver a prospectus if the issuer is a 1934 Act reporting company. As discussed above, Holdco, as the successor to Oshkosh, will assume Oshkosh's reporting status following the Effective Time. The Division has previously taken the position that the successor in transactions similar to the Merger is deemed a 1934 Act reporting company and dealers of the successor's securities may rely on Rule 174(b). Consequently, we are of the opinion that, following the Effective Time, Holdco will be deemed a 1934 Act reporting company and that dealers of Holdco Common Stock will be able to rely on Rule 174(b) with respect to the prospectus delivery requirements of Section 4(a)(3) of the 1933 Act. Our opinion is consistent with the previous determinations of the Division in *Alexander & Baldwin, Inc.*, available April 3, 2012; *Interactive Intelligence, Inc.*, supra; *Dress Barn, Inc.*, supra; *GulfMark Offshore, Inc.*, supra; *Tim Hortons Inc.*, supra; *Pediatrix Medical Group, Inc.*, supra; *Mercer International, Inc.*, supra; and *Mentor Corporation*, supra.

Authority for Opinions Expressed Above

In drawing our conclusions and expressing our opinions set forth above, we have relied in part upon requests for no-action letters and/or interpretive opinions, and responses of the Division staff to such requests, in reference to corporate reorganizations that were substantially similar to the Merger, including *Sirius XM Radio Inc.*, supra; *Starburst II, Inc. and Sprint Nextel Corporation*, supra; *Glenworth Financial, Inc.*, supra; *Tower Group, Inc.*, supra; *Pentair, Inc.*, supra; *Alexander & Baldwin, Inc.*, supra; *MGP Ingredients, Inc.*, supra; *Interactive Intelligence, Inc.*, supra; *Dress Barn, Inc.*, supra; *Gulfmark Offshore, Inc.*, supra; *Tim Hortons, Inc.*, supra; *Willbros Group, Inc.*, supra; *Pediatrix Medical Group, Inc.*, supra; *Otter Tail Corporation*, supra; *Mentor Corporation*, supra; *Dollar Tree Stores, Inc.*, supra; *Roper Industries, Inc.*, supra; *Hecla Mining Company*, supra; *Matria Healthcare, Inc.*, supra; *Johnson Controls, Inc.*, supra; *Michael Foods, Inc.*, supra; *Union Carbide Corporation*, supra; *American Eagle Outfitters, Inc.*, supra; and *Electronic Data Systems Holding Corporation*, supra.

Conclusion

On behalf of the Company, we respectfully request your response on June 30, 2014. If the Division's staff disagrees with any of our conclusions, or is not inclined to grant the advice or relief requested in this letter, then we respectfully request an opportunity to discuss the matter with the staff prior to any written response to this letter. If you have any questions or if you require any additional information concerning this letter and the matters we discuss in this letter, please contact me at (414) 297-5678 or contact Spencer T. Moats of Foley & Lardner LLP at (414) 319-7343.

Please acknowledge receipt of this submission by email to pgquick@foley.com.

Very truly yours,

Patrick G. Quick

cc: Charles L. Szews
Bryan J. Blankfield
Oshkosh Corporation

John K. Wilson
Spencer T. Moats
Foley & Lardner LLP

<u>**EXHIBIT A**</u>

180.11045. Merger of indirect wholly owned subsidiary or parent.

(1) Definitions. In this section:

(a) "Holding company" means a corporation that issues shares under sub. (2)(b) and that, during the period beginning with its incorporation and ending with the effective time of a merger under this section, was at all times a wholly owned subsidiary of the parent corporation that is party to the merger.

(b) "Indirect wholly owned subsidiary" means any of the following:

1. A corporation, all of the outstanding shares of each class of which are, prior to the effective time of a merger under this section, owned by a parent corporation indirectly through one or more business entities.

2. A limited liability company organized under ch. 183, all of the outstanding interests of each class of which are, prior to the effective time of a merger under this section, owned by a parent corporation indirectly through one or more business entities.

(c) "Organizational documents" means, when used in reference to a corporation, the corporation's articles of incorporation and bylaws and, when used in reference to a limited liability company, the limited liability company's operating agreement and articles of organization.

(d) "parent corporation" means a corporation owning, prior to the effective time of a merger under this section, all of the outstanding shares of each class of another corporation or all of the outstanding interests of each class of another business entity.

(e) "Surviving entity" means the limited liability company or corporation, other than the holding company, surviving a merger under sub. (2).

(f) "Wholly owned subsidiary" means any of the following:

1. A corporation, all of the outstanding shares of each class of which are owned by a corporation indirectly through one or more business entities or directly.

2. A limited liability company organized under ch. 183, all of the outstanding interests of each class of which are owned by a corporation indirectly through one or more business entities or directly.

(2) Merger authorized. Unless the articles of incorporation of the parent corporation specifically provide otherwise, or the parent corporation is a statutory close corporation under ss. 180.1801 to 180.1837, a parent corporation may merge with or into one of its indirect wholly owned subsidiaries pursuant to s. 180.1101 without approval of the shareholders of the parent corporation or the shareholders or members of the indirect wholly owned subsidiary if all of the following conditions are satisfied:

(a) The parent corporation and the indirect wholly owned subsidiary are the only parties to the merger.

(b) Each share or other interest of the parent corporation outstanding immediately prior to the effective time of the merger is converted in the merger into a share or equal interest of a corporation that was a wholly owned subsidiary of the parent corporation immediately prior to the effective time of the merger having the same designation, preferences, limitations, and relative rights as the share or other interest of the parent corporation outstanding immediately prior to the effective time of the merger.

(c) Except as otherwise provided in this paragraph, immediately following the effective time of the merger, the organizational documents of the holding company issuing shares in the merger pursuant to sub. (2)(b) contain provisions identical to the organizational documents of the parent corporation immediately prior to the effective time of the merger. This requirement does not apply to provisions regarding the incorporator or incorporators, the corporate name, the registered office and agent, and provisions that are subject to amendment under s. 180.1002. To the extent that the 2nd sentence of s. 180.0852 applied to the parent corporation immediately prior to the effective time of the merger, the organizational documents of the holding company immediately following the effective time of the merger shall contain provisions implementing that sentence. If s. 180.1706(2) and (3) applies to the parent corporation, pursuant to s. 180.1706(1), immediately prior to the effective time of the merger, the articles of incorporation of the holding company immediately following the effective time of the merger shall contain provisions implementing s. 180.1706(2) and (3).

(d) Immediately following the effective time of the merger, the surviving entity is a wholly owned subsidiary of the holding company.

(e) The directors of the parent corporation immediately prior to the effective time of the merger are the directors of the holding company immediately following the effective time of the merger.

(f) Except as otherwise provided in this paragraph, the organizational documents of the surviving entity immediately following the effective time of the merger contain provisions identical to the organizational documents of the parent corporation immediately prior to the effective time of the merger. With respect to a surviving entity that is a corporation, this requirement does not apply to provisions regarding the incorporator or incorporators; the corporate name; the registered office and agent; or provisions that are subject to amendment under s. 180.1002 or any other law permitting amendment of the articles of incorporation without approval of the shareholders. With respect to a surviving entity that is a limited liability company, this requirement does not apply to provisions regarding the organizer or organizers; the entity name; the registered office and agent; references to members rather than shareholders; references to interests, units, or similar terms rather than shares; references to managers rather than directors; or provisions that are subject to amendment under any law permitting amendment of the operating agreement without approval of the members. The organizational documents of the surviving entity immediately following the effective time of the merger may specify a reduced number of classes and shares or other interests that the surviving entity is authorized to issue. To the extent that the 2nd sentence of s. 180.0852 applied to the parent corporation immediately prior to the effective time of the merger, the organizational documents of the surviving entity immediately following the effective time of the merger shall contain provisions implementing that sentence. If s. 180.1706(2) and (3) applies to the parent corporation, pursuant to s. 180.1706(1), immediately prior to the effective time of the merger, the organizational documents of the surviving entity immediately following the effective time of the merger shall contain provisions implementing s. 180.1706(2) and (3). The organizational documents of the surviving entity immediately following the effective time of the merger shall contain provisions that specifically refer to this paragraph and that require all of the following:

1. Any act, other than the election or removal of directors or managers of the surviving entity, for which approval of the shareholders or members of the surviving entity is required under this chapter, ch. 183, or the surviving entity's organizational documents may be accomplished only with the additional approval of the shareholders of the holding company or any successor to the holding company, by the same vote as is required for approval of the shareholders or members of the surviving entity under this chapter, ch. 183, or the surviving entity's organizational documents.

2. If the surviving entity is a limited liability company, any act, other than the election or removal of managers of the surviving entity, for which approval of the shareholders of the surviving entity would be required under this chapter if the surviving entity were a corporation may be accomplished only with the additional approval of the shareholders of the holding company or any successor to the holding company, by the same vote as would be required for approval of the shareholders under this chapter if the surviving entity were a corporation.

3. If the surviving entity is a limited liability company, any amendment of the organizational documents of the surviving entity that would be required under this chapter to be included in the articles of incorporation of the surviving entity if the surviving entity were a corporation, other than an amendment specified in s. 180.1002, may be accomplished only with the additional approval of the shareholders of the holding company or any successor to the holding company, by the same vote as would be required for approval of the shareholders under this chapter if the surviving entity were a corporation.

4. If the surviving entity is a limited liability company, the affairs of the surviving entity are managed by or under the direction of a group of managers consisting of individuals who have the same fiduciary duties toward the surviving entity and its members as the directors of a corporation have toward the corporation and its shareholders and who are liable for breach of their duties to the same extent as directors of a corporation.

(g) In the opinion of the board of directors of the parent corporation, the shareholders of the parent corporation do not have a gain or loss under the Internal Revenue Code as a result of the merger.

(3) Articles of merger. The surviving entity shall include in the articles of merger under s. 180.1105 a statement that the merger was approved in accordance with this section and that the requirements of sub. (2) have been satisfied.

(4) Effect of merger. All of the following occur when a merger under sub. (2) takes effect:

(a) To the extent that the restrictions of s. 180.1131, 180.1141, or 180.1150 applied to the parent corporation and its shareholders immediately prior to the effective time of the merger, the restrictions apply to the holding company and its shareholders immediately following the effective time of the merger to the same extent as if the holding company were the parent corporation as the corporation existed immediately prior to the effective time of the merger. For purposes of ss. 180.1130, 180.1132, 180.1141, 180.1142, 180.1143, and 180.1150, the shares of the holding company acquired in the merger are deemed to have been acquired at the time and for the price and form of consideration that the shares of the parent corporation that were converted in the merger were acquired.

(b) If immediately prior to the effective time of the merger s. 180.1141, 180.1142, or 180.1150 did not apply to a shareholder of the parent corporation, the section does not apply to the shareholder as a shareholder of the holding company solely by reason of the merger.

(c) If the corporate name of the holding company immediately following the effective time of the merger is the same as the corporate name of the parent corporation immediately prior to the effective time of the merger, the shares of the holding company into which the shares of the parent corporation are converted in the merger are represented by the certificates that previously represented shares of the parent corporation.

(d) A shareholder of the parent corporation immediately prior to the effective time of the merger retains any right that the shareholder had immediately prior to the effective time of the merger to institute or maintain a derivative proceeding in the right of the parent corporation.

(e) No act of the surviving entity that requires the additional approval of the shareholders of the holding company or any successor company pursuant to sub. (2)(f) shall give rise to dissenters' rights under ss. 180.1301 to 180.1331 for the shareholders or the beneficial shareholders of the holding company or any successor to the holding company.

(f) To the extent that shares of the parent corporation immediately prior to the effective time of the merger constituted shares of a preexisting class, the shares of the holding company immediately following the effective time of the merger constitute shares of a preexisting class to the same extent as if the holding company were the parent corporation as the parent corporation existed immediately prior to the effective time of the merger. Shares or interests of the surviving entity do not constitute shares of a preexisting class for purposes of s. 180.1705. For purposes of s. 180.1707, to the extent that shares of the parent corporation immediately prior to the effective time of the merger constituted shares of a preexisting class, the shares or interests of the surviving entity constitute shares of a preexisting class to the same extent as if the surviving entity were the parent corporation as the parent corporation existed immediately prior to the effective time of the merger.

(g) To the extent that the provisions of s. 180.1706(4) applied to the parent corporation immediately prior to the effective time of the merger, the provisions apply to the holding company immediately following the effective time of the merger to the same extent as if the holding company were the parent corporation as the corporation existed immediately prior to the effective time of the merger. To the extent that the provisions of s. 180.1706(4) applied to the parent corporation immediately prior to the effective time of the merger, if the surviving entity is a corporation, the provisions apply to the surviving entity immediately following the effective time of the merger to the same extent as if the surviving entity were the parent corporation as the corporation existed immediately prior to the effective time of the merger. To the extent that the provisions of s. 180.1706(4) applied to the parent corporation immediately prior to the effective time of the merger, if the surviving entity is a limited liability company, the provisions apply to the corresponding provisions of the organizational documents of the surviving entity immediately following the effective time of the merger to the same extent as if the surviving entity were the parent corporation as the corporation existed immediately prior to the effective time of the merger.

(h) To the extent that immediately prior to the effective time of the merger shareholders of the parent corporation had rights or were subject to obligations or restrictions of the types referred to in s. 180.0627(2), 180.0630(4), 180.0722(2), 180.0730(1), or 180.0731(1), the rights, obligations, or restrictions apply to the shareholders of the holding company immediately following the effective time of the merger to the same extent as if the holding company were the parent corporation as the corporation existed immediately prior to the effective time of the merger, unless the agreement, waiver, proxy, or trust establishing the rights, obligations, or restrictions specifies otherwise.